UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

December 8, 2016

EDGAR CORRESPONDENCE

Securities & Exchange Commission

Division of Investment Management

450 5th Street, NW

Washington, DC 20549

Re:	Delaying Amendment for Unified Series Trust (“Registrant”) on behalf of its series Selective Opportunity Fund (the “Fund”) (SEC File Nos. 811-21237 and 333-100654)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby files a Delaying Amendment with respect to its Registration Statement for the Fund. The Registration Statement was filed with the Securities and Exchange Commission on September 26, 2016 (Accession No. 0001193125-16-719501) pursuant to Securities Act Rule 485.

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said section 8(a), may determine.

Pursuant to the requirements of the Securities Act, this Delaying Amendment has been signed on behalf of the Registrant in the City of Cincinnati and State of Ohio on this 8th day of December, 2016.

Sincerely,

/s/ Bo J. Howell
Bo J. Howell Vice President and Secretary